SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 May, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding dated 04 May 2023

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP performance shares 2023-2025 award

BP p.l.c. (the "Company") announces that, on 2 May 2023, conditional performance share awards (the "Awards") were made under the bp Executive Directors' Incentive Plan (the "Plan"). The Awards were made in accordance with the rules of the Plan and the 2023 directors' remuneration policy (the "Policy") and as provided for in the 2022 directors' remuneration report (the "Report"), which were approved by shareholders on 27 April 2023.

Level of award
The Remuneration Committee (the "Committee") has made these Awards at 500% of base salary for the chief executive officer and 450% for the chief financial officer, in line with the Policy. In calculating the number of bp shares over which these Awards have been made, the Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 27 April 2023 (£5.29).

The Committee retains absolute discretion to adjust the formulaic outcome at the time of vesting of the Awards should it not reflect the shareholder experience over the performance period or be otherwise inconsistent with the size of the Award.

Performance conditions
As set out in the Policy and Report, Awards will vest subject to performance against a combination of the following financial and strategic measures:

● Relative total shareholder return (20%) assessed against a benchmarking group, comprising Chevron, Eni, Equinor, ExxonMobil, Repsol, Shell and TotalEnergies;
● Return on average capital employed (20%);
● Adjusted EBIDA compound annual growth rate per share (20%);
● Net zero across entire bp operations by 2050 (scope 1 and 2) (15%); and
●  Strategic progress (25%) assessed in line with the following measures:
o  Deliver value through a resilient and focused hydrocarbon business;
o  Demonstrate track record, scale and value in low carbon electricity and energy; and
o  Accelerate growth in convenience and mobility.

Number of shares subject to award
Name	Award
Bernard Looney	1,368,828 ordinary shares
Murray Auchincloss	717,958 ordinary shares

These awards will vest in three years and in proportion to the outcomes measured through the performance scorecard, with a holding period that requires the shares to be retained for a further three years. The executive directors will be entitled to the value of reinvested dividends on those ordinary shares which vest.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	1,368,828 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,368,828
d)	Aggregated information - Volume - Price - Total	1,368,828 Nil consideration. Market value £5.29 Nil consideration. Market value £7,241,100.12
e)	Date of the transaction	2 May 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	717,958 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	717,958
d)	Aggregated information - Volume - Price - Total	717,958 Nil consideration. Market value £5.29 Nil consideration. Market value £3,797,997.82
e)	Date of the transaction	2 May 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 May 2023
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary